Exhibit 99.1

ITURAN TO REALIZE CAPITAL GAIN OF $2.5M
FROM BRINGG INVESTMENT

This follows a recent successful investment round at one of Ituran’s startup holdings Bringg

AZOUR, Israel – March 7, 2017 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced following an investment round in one of its early stage mobility technology holdings, Bringg, Ituran will realize a non-cash capital gain in the first quarter amounting to $2.5 million.

Bringg is a Software As A Service Next Generation Supply-Chain and Deliveries technology platform for enterprises. Bringg’s platform is already being used by enterprises throughout the world including some top tier companies. The company was founded in 2013 and has offices in New York, Chicago and Tel Aviv.

The current $10 million investment round included Coca-Cola, as well as venture capital firms, Alef and Pereg.  Following the investment round, Ituran will hold 31.5% of Bringg and will remain the largest shareholder in the company.

Eyal Sheratzki, CEO of Ituran, commented “Ituran is actively seeking out and investing in the companies which are building tomorrow’s mobility technologies and solutions. Bringg is one of those companies, founded by impressive entrepreneurs with many previous successes to their names. Since our initial founding investment in 2013, the company has made significant progress selling its solutions to some top-tier global companies. This capital gain from our investment in Bringg represents the initial fruits of success from our early stage investments. We look forward to continuing and expanding our efforts in this arena.”.

About Bringg

Bringg is a SaaS (Software as a Service) Next Generation Supply-Chain technology platform which provides enterprises capabilities that were previously only available to companies like Amazon and Uber. Bringg is changing the way enterprises deliver goods and services by enabling on-demand efficiency and providing the Uber-like customer experience. Bringg's platform is empowering enterprises in more than 50 countries including global tier-1 companies.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran's subscriber base has been growing significantly since the Company's inception to over 1,012,000 subscribers distributed globally. Established in 1995, Ituran has over 1,500 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran's website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft (ituran@gkir.com) GK Investor Relations (US) +1 646 201 9246